Exhibit 99.1

BROOKFIELD INFRASTRUCTURE PARTNERS ANNOUNCES US$1 BILLION
FINANCING FOR LONGVIEW TIMBERLANDS

Hamilton, Bermuda, April 3, 2008 – Brookfield Infrastructure Partners L.P. (NYSE: BIP) (the “Partnership”, and along with its related entities, “Brookfield Infrastructure”) announced today that Longview Timberlands, LLC (“Longview”), in which Brookfield Infrastructure has a 30% interest,  has secured $1 billion of long-term financing from a lending syndicate. This issuance consists of three equal fixed rate tranches with an average term of 7.3 years and an average coupon of 5.17%, and a five-year $75 million floating rate note priced at LIBOR plus 160 basis points.

Longview is one of the largest and highest quality portfolios of freehold timberlands in the U.S., with 588,000 acres of prime, freehold timberlands in Washington and Oregon. Longview represents a key component of Brookfield Infrastructure's strategy of investing in high quality assets that generate long-term sustainable cash flows that increase in value over time.

“This financing signifies the successful completion of a key milestone in ensuring Longview has a strong underlying capital structure supported by excellent partners,” said Sam Pollock, Co-Chief Executive Officer of Brookfield’s Infrastructure Group.  "We believe this transaction recognizes the value of Longview’s high quality timberlands.”

The proceeds of the loan, together with bridge capital provided by Brookfield Asset Management Inc., were used to repay Longview’s existing bridge loan.

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Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis.  The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure L.P.  Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time.  Its current business consists of the ownership and operation of premier electricity transmission systems and timberlands in North and South America, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes.  The Partnership’s units trade on the New York Stock Exchange under the symbol BIP.

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “sustainable”, “increase”, “ensuring” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this press release.  The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this press release include general economic conditions in the United States and elsewhere, which may impact the markets for timber, the fact that success of Brookfield Infrastructure is dependant on market demand for an infrastructure company, which is unknown,  the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in the registration statement filed in connection with the distribution of the Partnership’s units and other risks and factors that are described in the registration statement.  Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

For more information, please visit our web site at www.brookfieldinfrastructure.com or contact:

Tracey Wise
Vice-President, Investor Relations & Communications
Brookfield Asset Management Inc.
Tel: 416-956-5154
Email: twise@brookfield.com